UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

Publix Super Markets, Inc.
(Name of Issuer)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
None
(CUSIP Number)
December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G
CUSIP No. None    Page 2 of 5 Pages

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Publix Super Markets, Inc. Employee Stock Ownership Plan
2	Check the Appropriate Box if a Member of a Group
	(a)		(b) X

3	SEC Use Only
4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power	—
		6	Shared Voting Power	237,974,499
		7	Sole Dispositive Power	—
		8	Shared Dispositive Power	237,974,499
9	Aggregate Amount Beneficially Owned by Each Reporting Person
237,974,499
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not applicable
11	Percent of Class Represented by Amount in Row (9)
30.6%
12	Type of Reporting Person
EP

SCHEDULE 13G
CUSIP No. None    Page 3 of 5 Pages

Item 1 (a).	Name of Issuer:
Publix Super Markets, Inc.
Item 1 (b).	Address of Issuer’s Principal Executive Offices:
3300 Publix Corporate Parkway, Lakeland, FL 33811
Item 2 (a).	Name of Person Filing:
Publix Super Markets, Inc. Employee Stock Ownership Plan
Item 2 (b).	Address of Principal Business Office or, if none, Residence:
3300 Publix Corporate Parkway, Lakeland, FL 33811
Item 2 (c).	Citizenship:
Florida
Item 2 (d).	Title of Class of Securities:
Common Stock, Par Value $1.00 Per Share
Item 2 (e).	CUSIP Number:
None

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
f.	x	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F).

SCHEDULE 13G
CUSIP No. None    Page 4 of 5 Pages
Item 4.    Ownership
Information regarding ownership of common stock of the issuer:

(a)	Amount beneficially owned: 237,974,499

(b)	Percent of class: 30.6%

(c)	Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote:    0
(ii)     Shared power to vote or to direct the vote:    237,974,499
(iii)    Sole power to dispose or to direct the disposition of:    0
(iv)    Shared power to dispose or to direct the disposition of:    237,974,499
As of December 31, 2013, the Publix Super Markets, Inc. Employee Stock Ownership Plan (“ESOP”) was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 237,974,499 shares of the Company's common stock or approximately 30.6% of the total outstanding shares of the Company's common stock.
Changes that have occurred in the total number of shares of the Company’s common stock held by the ESOP since the filing of the twentieth amendment to the initial statement are reflected in Schedule 1 attached hereto. All such changes have been in accordance with the terms of the ESOP.
Item 5.    Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.    Ownership of More than Five Percent on Behalf of Another Person
Dividends paid on the Company’s common stock and attributable to shares allocated to ESOP participants’ accounts may be distributed to such participants as directed by Publix Super Markets, Inc. in accordance with the terms of the Publix Super Markets, Inc. Employee Stock Ownership Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.    Identification and Classification of Members of the Group
Not applicable.
Item 9.    Notice of Dissolution of Group
Not applicable.
Item 10.    Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. None	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

	By:	/s/ Hoyt R. Barnett
Hoyt R. Barnett, Trustee
Publix Super Markets, Inc.
Employee Stock Ownership Plan

SCHEDULE 1
SHARES HELD BY PUBLIX SUPER MARKETS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

Date	Shares Acquired	Shares Disposed of	Balance	Description of Transaction

	Beginning Balance		240,838,023
Jan-13		857,282	239,980,741	Distributions to participants
Jan-13	789		239,981,530	Prior year voided distributions
Feb-13		2,446,967	237,534,563	Distributions to participants
Feb-13	862		237,535,425	Prior year voided distributions
Mar-13	2,973		237,538,398	Special company contributions
Mar-13	11,484,813		249,023,211	Company contribution - Publix Super Markets, Inc.
Mar-13	405,336		249,428,547	Company contributions - Publix Alabama, LLC; Publix Asset Management Company
Mar-13		1,993,807	247,434,740	Distributions to participants
Apr-13		131	247,434,609	Distributions to participants
May-13		1,998,859	245,435,750	Distributions to participants
Jun-13		2,005,656	243,430,094	Distributions to participants
Aug-13		1,501,206	241,928,888	Distributions to participants
Sep-13		1,719,441	240,209,447	Distributions to participants
Oct-13		219	240,209,228	Distributions to participants
Nov-13		1,188,528	239,020,700	Distributions to participants
Dec-13	104		239,020,804	Prior year voided distributions
Dec-13		1,067,643	237,953,161	Distributions to participants
Dec-13	21,338		237,974,499	Purchase
	11,916,215	14,779,739